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   September 30, 2022

       Hsueh-Ching Lu
       Vice President of Finance
       XPENG INC.
       No. 8 Songgang Road
       Changxing Street Cencun
       Tianhe District
       Guangzhou, Guangdong 510640
       People's Republic of China

                                                        Re: XPENG INC.
                                                            Form 20-F
                                                            Filed April 28,
2022
                                                            File No. 001-39466

       Dear Mr. Lu:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




   Sincerely,


   Division of Corporation Finance

   Office of Manufacturing